SATCON TECHNOLOGY CORPORATION
27 Drydock Avenue
Boston, Massachusetts 02210

September 25, 2006

By Fax (202-772-9218) and by EDGAR

Eduardo Aleman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          SatCon Technology Corporation:
                Registration Statement on Form S-3, as amended (File No. 333-136673)

Dear Mr. Aleman:

SatCon Technology Corporation (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, September 27, 2006, or as soon as practicable thereafter.  An oral request for acceleration of effectiveness may be made in the future.  The Registrant is aware of its obligations under the Securities Act of 1933, as amended.

In connection with the Registrant’s request for acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, the Registrant acknowledges that:

•                  should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•                  the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (617) 897-2406 or Bradley A. Jacobson of Greenberg Traurig, LLP at (617) 310-6205.

Sincerely,

SATCON TECHNOLOGY CORPORATION

By:	/s/ David E. O’Neil
Name: David E. O’Neil
Title: Vice President, Finance and Treasurer